

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2015

<u>Via E-mail</u>
Neal Allen
President and Chief Executive Officer
Dominovas Energy Corporation
1395 Chattahoochee Avenue
Atlanta, GA 30318

> **Re:** **Dominovas Energy Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 30, 2015**
> **File No. 333-199826**

Dear Mr. Allen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note you have revised the registration statement cover page to reflect that there is only one selling stockholder in response to prior comment 2. Please make corresponding revisions to your prospectus cover page, Selling Stockholder and Plan of Distribution disclosure.

2.   Please revise your registration to reflect updated disclosures in your periodic and current reports. For example, we note you included a risk factor related to your ability to continue as a going concern in the Form 10-Q/A for the fiscal quarter ended November 30, 2014. In addition, we note you filed a Form 8-K to disclose Mr. Jacklin's resignation from the Board.

Summary Information, page 3

Summary of the Offering, page 4

3.   We note disclosure here continues to reflect that you are offering 82.83% of your issued
       and outstanding shares of common stock although disclosure on your cover page and
       elsewhere reflects that the offering of 15,000,000 shares represents 16.57% of your
       issued and outstanding shares of common stock. Please revise accordingly.

Selling Stockholders, page 11

4.   Please include a description of the promissory notes issued to Kodiak Capital Group,
       LLC for $165,000 on October 3, 2014 and October 27, 2014. In that regard, we note
       your disclosure at page 3 that that Kodiak Capital Group, LLC was issued a promissory
       note on October 3, 2014 for $165,000 as a commitment fee for its investment in the
       Equity Purchase Agreement and your disclosure in Note 6 to your unaudited consolidated
       financial statements. In addition, please revise your selling stockholders table to reflect
       the beneficial ownership of these shares or tell us why they are not included.

Directors, Officers, Promoters, and Control Persons, page 18

5.   Please revise the biographies of Messrs. Allen, De Jesus, Watkins and Playoukos to
       provide a complete five year discussion, including the names of companies of
       employment and dates of employment. See Item 401(e) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and
Results of Operation, page 28

6.   Please disclose the information required by Item 303 of Regulation S-K. You must
       address both annual and interim periods on a comparative basis, as indicated in
       Instruction 1 to paragraph 303(a) and Item 303(b).

Executive Compensation, page 36

7.   Please update your registration statement to provide 2014 executive compensation
       information. In addition, please ensure that all compensation for 2013 is included. In
       that regard, we note you issued 250,000 shares to Mr. Jacklin and 2,000,000 shares to Mr.
       Gray in 2013.

Certain Relationships and Related Transactions, page 33

8.   We note you disclose you have a "Sole Director" that is not independent. However, you
       disclose at page 18 that you have four directors and each has signed the registration
       statement. Please advise or revise.

9.   Please provide the name of the related parties involved in the August 31, 2014 notes payable of $50,000 to your director that is a relative of a director of the Company.

Exhibits

10.   We note your response to prior comment 4, but are unable to locate Exhibit 10.7. Please file the Delphi MOU as Exhibit 10.7. In addition, please file the employment agreements for you Executive Vice President and Executive Vice President of Fuel Cell Operations. See Item 601(b)(10) of Regulation S-K or tell us why these are not required.

Financial Statements

General

11.   We note your response to prior comment seven, indicating that revisions were made to your filing to reflect an inception date of October 16, 2003. However, you have retained disclosure on page 32, specifying October 4, 2013 as the date of inception. Please resolve the inconsistency.

12.   We note that although you indicated, in your response to prior comment eight, that pro forma financial statements reflecting the acquisitions of Pro Eco Energy LTD and Dominovas Technologies LLC were added to your filing, this does not appear to be the case. We reissue prior comment eight.

13.   We reiterate prior comment nine, regarding the financial statements that are necessary to comply with Rule 8-02 of Regulation S-X. You are required to include audited financial statements for each of the most recently completed two fiscal years.

Dominovas Energy Corporation, page F-2

Note 3 - Interest in Pro Eco Energy, page F-5

14.   We reiterate prior comment 11, pertaining to your investment in Pro Eco Energy Ltd. Given the significance of the investment, it appears you should file financial statements of this entity to comply with Item 9.01 of Form 8-K and Rule 8-04 of Regulation S-X (covering periods ending just prior to the date of acquisition). You may need to include financial statements of this entity in your registration statement to comply with Item 11(e) of Form S-1. Also disclose sales, gross profit, net income or loss from continuing operations, and net income of the investee in all subsequent periodic reports to comply with Rule 8-03(b)(3) of Regulation S-X.

Dominovas Technologies LLC, page F-7

15.   We note that although you added interim financial statements on pages F-14 through F-18, for the quarters ended November 30, 2013 and 2012, in response to prior comment 12, you also included partial financial statements (the asset side of the balance sheet is missing) for the quarter ended November 30, 2012 on pages F-19 through F-23. There is no need for partial nor duplicate interim financial statements covering the comparative interim quarter in 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Frederick C. Bauman